EX-99.77C VOTES

77C: Submission of matters to a vote of security holders

The Large Cap Equity and Mid Cap Equity Funds held a special meeting of shareholders on November 16, 2017, related to the Plan of Reorganization of the Funds to the Hennessy Funds Trust.

The Small Mid Equity Fund held a special meeting of shareholders on December 27, 2017, related to the Plan of Reorganization of the Funds to the Hennessy Funds Trust.

The voting results are as follows:

FUND        FOR   AGAINST
Large Cap Equity    940,809    178,948
Mid Cap Equity    644,343      30,396
Small Mid Cap Equity           2,013,346    215,009